Exhibit 99.1

Press Release

June 4, 2021

Ardmore Shipping Announces Definitive Agreements on Strategic Investment

in Element 1 Corp., Establishment of e1 Marine Joint Venture, and Preferred Stock Financing

Industry veteran Stuart Crawford named as Managing Director of e1 Marine

HAMILTON, Bermuda—Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that it has entered into definitive agreements for the previously announced strategic investment into Element 1 Corp.’s unique methanol-to-hydrogen technology, including the establishment of the e1 Marine joint venture and Ardmore’s purchase of an approximately 10% equity stake in Element 1 Corp.

In a related transaction, Ardmore also entered into a definitive agreement for Maritime Partners, LLC to invest at least $25 million and up to $40 million in the Company’s newly created Series A 8.5% Cumulative Redeemable Perpetual Preferred Shares.

Ardmore also announced that e1 Marine has hired Mr. Stuart Crawford as Managing Director. Mr. Crawford has more than 35 years of technical, operational, and commercial management executive experience in the Marine industry, having previously held positions at Teekay, Seaspan, Pioneer, and Clean Ocean LNG.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

In February 2021, Ardmore announced its Energy Transition Plan (“ETP”) focused on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s existing strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore’s holding company for existing and future potential investments related to the ETP.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com